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FOR IMMEDIATE RELEASE:

ROYAL & SUN ALLIANCE INSURANCE GROUP plc EXTENDS EXPIRATION DATE OF TENDER OFFER

                         FOR ORION CAPITAL CORPORATION


New York, New York, September 28, 1999 -- Royal & Sun Alliance Insurance Group plc, London, announced today that it has extended the expiration date of its US$50.00 per share cash tender offer for all the outstanding shares of common stock of Orion Capital Corporation (NYSE: OC), Farmington, CT to 4:30 p.m., New York City time, on Monday, October 18, 1999, unless the tender offer is further extended. This further extension has been made in order to permit the parties to obtain insurance regulatory approvals. It is expected that the tender offer will be completed during the fourth quarter of 1999.

Royal & SunAlliance has made the initial filings with the applicable insurance regulatory authorities and is awaiting approval. There is a statutory requirement in Oklahoma, South Carolina and Connecticut that a hearing be held prior to securing formal regulatory approval. A hearing date has been scheduled in Oklahoma for September 29, 1999. Royal & SunAlliance is working with the insurance departments in South Carolina and Connecticut in connection with hearings in those states. It is not expected that hearings will be held in the remaining states in which regulatory approval is required. At this time, Royal & SunAlliance continues to communicate with the insurance departments of the appropriate states regarding the status of its application. As previously announced, Royal & SunAlliance has received notification that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been terminated.

As of the close of business on September 27, 1999, approximately 13.3 million shares of common stock of Orion had been validly tendered and not withdrawn pursuant to the tender offer.

Citibank N.A. is depository for the tender offer, MacKenzie Partners, Inc. is the information agent, and Salomon Smith Barney, Inc. is the dealer manager. Additional copies of the Offer to Purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the tender offer.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies. Royal & SunAlliance USA, Inc. is part of Royal & Sun Alliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSA.L) and has a Level 1 American Depository Receipt Program (RSANY).

For more information about Royal & SunAlliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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CONTACT:  MacKenzie Partners, Inc.  Mark Harnett,  (212) 929-5877.